June 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long, Tracey Smith, Alfred Pavot and Kamyar Daneshvar

Re:	Acceleration Request for Materialise NV
Registration Statement on Form F-1 (File No. 333-194982)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the underwriters in the above-referenced offering by Materialise NV (the “Company”), hereby join in the request of the Company that the effective date of the above-captioned Registration Statement on Form F-1 (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 4:00 p.m., Eastern Daylight Time, on June 24, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 12, 2014, through the date hereof: 1,295 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

PIPER JAFFRAY & CO.

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the Underwriters

By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Christian Hartenberger
Name:	Christian Hartenberger
Title:	Director